UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The New Home Company Inc.

(Name of Subject Company)

The New Home Company Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

645370107

(CUSIP Number of Class of Securities)

Leonard Miller

President and Chief Executive Officer

The New Home Company Inc.

6730 N Scottsdale Rd., Suite 290

Scottsdale, Arizona 85253

(602) 767-1426

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Charles K. Ruck

Michael A. Treska

Latham & Watkins LLP

650 Town Center Dr, 20th Floor

Costa Mesa, CA 06520

(714) 755-8245

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by Newport Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Newport Holdings, LLC, a Delaware limited liability company (“Parent”), to acquire all of the issued and outstanding shares of the common stock, par value $0.01 per share, of The New Home Company Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 23, 2021, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Upon the consummation of the Offer, pursuant and subject to the terms of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law with the Company as the surviving corporation.

The information set forth under Items 1.01, 3.03, 7.01 and 8.01 of the Current Report on Form 8-K filed by the Company on August 4, 2021 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

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Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation his communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to ’the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting ’the Company’s Investor Relations either by telephone at (949) 382-7838, e-mail at investorrelations@nwhm.com or on ’the Company’s website at www.NWHM.com

Forward-Looking Statements

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the successful completion of our acquisition by Parent and Merger Sub, or our failure to complete such acquisition; the impact of the pendency of our acquisition by Parent and Merger Sub on our business and operations; the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent

Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.